[Graphic omitted] Ahold

                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications




                                                 Date:  March 5, 2004
                                 For more information:  +31 75 659 57 20



Ahold and Cencosud reach agreement on terms of sale for Disco



Zaandam, The Netherlands, March 5, 2004 - Ahold today announced it has reached agreement with Chilean retailer Cencosud S.A. on the terms of sale of its controlling stake in the Argentine supermarket chain Disco S.A.

Closing of the transaction is expected to occur prior to the end of the year. It is subject to the fulfillment of certain conditions, including obtaining local anti-trust approval and the absence of any court regulation prohibiting the sale of the Disco shares to Cencosud. Certain Argentine and Uruguayan court orders currently are in effect that may prohibit a sale of part or all of the Disco shares held by Ahold and, if so, will need to be addressed prior to closing. The enterprise value related to the transaction is approximately USD 315 million, which will be subject to working capital and net debt adjustments through the closing date.

Cencosud has interests in real estate, do-it-yourself (DIY) stores and hypermarkets in Chile and Argentina. The company operates 12 hypermarkets and 23 DIY stores in Argentina. It acquired Ahold's stake in the Chilean supermarket chain Santa Isabel in July 2003.

Commenting on the agreements, Theo de Raad, the Ahold Corporate Executive Board member responsible for Latin America and Asia, said: 'Ahold is very pleased to have reached agreement with Cencosud on the terms of the sale of these operations. We are confident that Cencosud will continue the tradition of excellence and service for which Disco is known.'

The divestment of Ahold's activities in Argentina is part of Ahold's strategy to optimize its portfolio and to strengthen its financial position by reducing debt.





                                                      Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                                 The Netherlands
                                                      Phone:  +31 (0)75 659 5720
http://www.ahold.com                                    Fax:  +31 (0)75 659 8302

Ahold first entered the Argentine market in 1998. Through a series of purchases made from 1998 to 2002, Ahold directly and indirectly increased its ownership of Disco to 99.94%. At year-end 2003, Disco operated 236 stores in Argentina and had more than 14,700 associates. Unaudited 2003 net sales for Disco amounted to approximately ARS 2,355 million (approximately EUR 708 million).

Ahold Corporate Communications: +31.75.659.5720



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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements include, but are not limited to, statements as to the expected timing of the closing of the sale of Disco, the amount payable to Ahold in the sale and Ahold's ability to consummate the transaction. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, the inability to obtain, or delays in obtaining, local anti-trust approval, the inability to address, or delays in addressing, court orders in effect currently or in the future that may prohibit the sale of Disco shares and other legal obstacles to the consummation of the transaction, the inability to satisfy, or delays in satisfying, other closing conditions to the transaction, and the effect of the working capital and net debt adjustments on the amount payable to Ahold. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statement, which only speaks as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to this forward-looking statement to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N. V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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